P.E. 2/1/02

02017019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2002

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Baiyun International Airport
Guangzhou, People's Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F.___X___ Form 40-F. ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ._______ No. ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the "Company") distributed a Circular dated February 18, 2002 relating to acquisition of assets from the SA Group (Connected Transaction), proposed issue of new A shares and proposed change in the board composition, in English and Chinese, to its shareholders. A copy of the circular is included in this Form 6-K of the Company.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Southern Airlines Company Limited, you should at once hand this circular, together with the form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

ACQUISITION OF ASSETS FROM THE SA GROUP (CONNECTED TRANSACTION) PROPOSED ISSUE OF NEW A SHARES PROPOSED CHANGE IN THE BOARD COMPOSITION

Financial Adviser to China Southern Airlines Company Limited

JPMorgan

Independent Financial Adviser to the Independent Board Committee

ICEA
A subsidiary of ICBC

A letter from the independent board committee of China Southern Airlines Company Limited dated 18 February 2002 is set out on page 9 of this circular.

A letter from ICEA containing its advice to the independent board committee of China Southern Airlines Company Limited dated 18 February 2002 is set out on pages 10 to 16 of this circular.

18 February 2002

CONTENTS

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

"A Shares"	domestic shares of RMB1.00 each in the share capital of the Company
"A Share Issue"	the proposed issue of new A Shares
"Acquisition"	the acquisition of the Assets by the Company from the SA Group as contemplated in the S&P Agreement
"Aircraft"	the five Boeing 737-300 aircraft to be acquired by the Company forming parts of the Assets
"Articles of Association"	the articles of association of the Company
"Assets"	comprise the Aircraft, associated spare parts, and the special purpose vehicles in connection with the ground support of the Aircraft
"Board"	the Board of Directors of the Company
"Chairman"	the chairman of the Board
"Company"	China Southern Airlines Company Limited, a joint stock limited company incorporated with limited liability in the People's Republic of China and listed on the Stock Exchange
"Completion"	completion of the S&P Agreement
"CSRC"	China Securities Regulatory Commission (中國證券監督管理委員會)
"Directors"	the directors of the Company
"EGM"	the Company's first extraordinary general meeting in 2002 to be convened to approve, among other things, the S&P Agreement, the A Share Issue and the proposed change in the Board composition.
"Group"	the Company and its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the PRC
"ICEA"	ICEA Capital Limited, registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the Independent Board Committee

"Independent Board Committee"	an independent board committee, comprising Mr. Simon To and Mr. Peter Lok, both independent non-executive directors, formed to advise the Independent Shareholders on the Acquisition
"Independent Shareholders"	Shareholders other than the SA Group
"JPMorgan"	J.P. Morgan Securities Asia Pte. Limited, a wholly-owned subsidiary of J.P. Morgan Chase & Co., an exempt dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the financial adviser to the Company
"Latest Practicable Date"	15 February 2002, being the latest practicable date for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC"	The People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SA Group"	Southern Airlines (Group), a state-owned economic entity established under the laws of the PRC and the direct controlling shareholder and ultimate parent of the Company
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"S&P Agreement"	a sale and purchase agreement entered into between the Company and the SA Group on 29 January 2002 regarding the acquisition of the Assets by the Company from the SA Group
"Shareholders"	shareholders of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Wet Lease Agreements"	the wet lease agreements entered into between the Company and Zhong Yuan Airlines dated 4 August 2000 and 8 November 2000 respectively in relation to the leasing of the Aircraft by the Company from Zhong Yuan Airlines
"Vice-Chairman"	the vice-chairman of the Board
"Zhong Yuan Airlines"	a wholly PRC state-owned enterprise controlled by the SA Group

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Directors:
Executive Directors
Yan Zhi Qing *(Chairman of the Board of Directors)*
Wang Chang Shun *(Vice Chairman of the Board of Directors, President)*
Li Feng Hua *(Director, Vice President)*
Wang Shao Xi *(Director)*
Zhang Rui Ai *(Director)*
Zhou Yong Jin *(Director)*
Wu Rong Nan *(Director)*
Xu Jie Bo *(Director, Chief Financial Officer)*

Independent Non-Executive Directors
Simon To
Peter Lok
Wei Ming Hai

Supervisors
Liang Hua Fu *(Chairman of the Supervisory Committee)*
Gan Yu Hua *(Supervisor)*
Li Qi Hong *(Supervisor)*

Registered address:
Baiyun International Airport
Guangzhou 510405
PRC

Principal place of business in Hong Kong:
Unit B1, 9th Floor
United Centre
95 Queensway
Hong Kong

18 February 2002

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION, PROPOSED ISSUE OF NEW A SHARES, PROPOSED CHANGE IN THE BOARD COMPOSITION

1. INTRODUCTION

On 29 January 2002, the Board announced that the Company entered into the S&P Agreement with the SA Group to acquire the Assets from the SA Group, the 65.2% controlling shareholder of the Company.

The Board also announced on 29 January 2002 that the Company intended to apply to the relevant PRC authorities for the issue of new A Shares in the PRC and the listing of and permission to deal with such A Shares on the Shanghai Stock Exchange, and the proposal to amend the Articles of Association with regard to the change in the composition of the Board, which is required by the CSRC in order to improve the corporate governance of the Company during its restructuring process.

Since the value of the Assets and the consideration of the Acquisition represents approximately 12.35% of the Company's net tangible assets as reported in the latest published annual report for the year ended 31 December 2000 respectively, the entry into the S&P Agreement between the Company and the SA Group constitutes a connected transaction under Chapter 14 of the Listing Rules, and will therefore be subject to Independent Shareholders' approval at the EGM. The proposed A Share Issue, and the proposed change in the Board composition will also be subject to approval by Shareholders at the EGM.

The Independent Board Committee has been formed to advise the Independent Shareholders, and ICEA has been appointed to advise the Independent Board Committee whether the terms of the S&P Agreement are fair and reasonable so far as the Independent Shareholders are concerned.

The purpose of this circular is to provide you with further details relating to the Acquisition, to set out the advice of ICEA and to convene the EGM to seek the approval of the Independent Shareholders to the Acquisition and the Shareholders' approval to the proposed A Share Issue and the proposed change in the Board composition. The notice of the EGM dated 29 January 2002 has been sent to the Shareholders.

2. THE ACQUISITION

The S&P Agreement

Date

29 January 2002

Parties

Vendor: The SA Group

Purchaser: The Company

Details of the Assets

The Assets are currently owned by the SA Group and comprise five Boeing 737-300 aircraft, associated spare parts and forty-two special purpose vehicles in connection with the ground support of the Aircraft. Three of the Aircraft were delivered brand new from The Boeing Company in 1994 while the remaining two were delivered brand new from The Boeing Company in 1999. All of the Aircraft are currently leased to the Company under the Wet Lease Agreements between Zhong Yuan Airlines and the Company dated 4 August 2000 and 8 November 2000 respectively and subsequently renewed on 4 August 2001 and 8 November 2001 respectively.

Consideration

The total value of the Assets is RMB1,096,886,106.71, which is based on the value of the assets and liabilities as at 30 June 2001 as prepared by Zhongfeng Asset Valuation LLC, an independent valuer approved by the Ministry of Finance in the PRC.

The total consideration of RMB1,096,886,106.71 will be satisfied by cash payment of RMB132,150,139.47 and the assumption by the Company of debt due to commercial banks from Zhong Yuan Airlines amounting to RMB964,735,967.24. The source of funding of the cash payment and the debt will be from internal funds of the Company. The cash payment will be payable at Completion. All terms and conditions under the existing legal documentation relating to the debt between Zhong Yuan Airlines and each respective lender will remain status quo.

As part of the Acquisition, the SA Group has agreed to reimburse the Company, the full amount of the lease rental payments made or to be made by the Company to Zhong Yuan Airlines under the Wet Lease Agreements for the period from 1 July 2001 up to the day of Completion, within 15 days after Completion. It is also agreed that the Wet Lease Agreements will be terminated on the day of Completion. During the period of 1 July 2001 to 31 December 2001, the Company paid RMB150,000,000.00 to Zhong Yuan Airlines in the form of lease rental payments.

Conditions

Completion of the S&P Agreement is conditional upon, inter alia, the following conditions being fulfilled or waived:

(a) all necessary approvals in relation to the transactions contemplated under the S&P Agreement being granted by the relevant government authorities in the PRC;

(b) the agreement or consent by the lenders of the debt regarding the transfer of the debt from Zhong Yuan Airlines (which has become a wholly owned subsidiary of the SA Group) to the Company;

(c) the warranties given by the SA Group to the Company under the S&P Agreement remaining true and accurate and not misleading at Completion as if repeated at Completion and at all times between the date of the S&P Agreement and Completion; and

(d) approval of this connected transaction by Independent Shareholders at the EGM;

Completion

Completion is to take place on the day on which all the conditions of the S&P Agreement have been fulfilled or waived. It is expected that the date of Completion will be on or around 31 March 2002. In the event that the above conditions are not fulfilled or waived by 31 March 2002, or such later date as the parties may agree, the S&P Agreement will cease to have any effect, and neither the SA Group nor the Company will be under any obligation to perform the S&P Agreement further.

Reasons for the Acquisition

The Company's principal business is civil aviation within the PRC as well as providing commercial flights between cities in the PRC and international destinations. Pursuant to the Wet Lease Agreements, the Group has already been operating the Aircraft as part of the Group's aviation business and has been expanding its aviation business and enhancing its market position.

The Board of Directors believes that the Company will benefit from the Acquisition because the ownership control will allow the Company to further integrate the Aircraft into its overall aviation business in the PRC. This is in line with the consolidation strategy that the Company has adopted in light of the proposed restructuring of the aviation industry in the PRC. In addition, the Acquisition is in line with the non-competition undertaking granted by the SA Group to the Company when the Company was listed on the Stock Exchange in 1997.

Connected Transaction

The SA Group is the controlling shareholder that owns 65.2% interest in the Company. Since the value of the Assets and the consideration of the Acquisition represents approximately 12.35% of the Company's net tangible assets as reported in the latest published annual report for the year ended 31 December 2000 respectively, the entry into the S&P Agreement between the Company and the SA Group constitutes a connected transaction under Chapter 14 of the Listing Rules, and will therefore be subject to Independent Shareholders' approval at the EGM.

The SA Group, being the holder of 65.2% interest in the Company as at the Latest Practicable Date, will abstain from voting in respect of the Acquisition at the EGM.

3. PROPOSED ISSUE OF NEW A SHARES

The Company intends to apply to the relevant PRC authorities for the issue of new A Shares to institutional and public investors in the PRC and the listing of and permission to deal with such A Shares on the Shanghai Stock Exchange. Such application will be made immediately after the approval of the proposed A Share Issue by the shareholders of the Company at the EGM. The shares of the Company are currently listed on the Stock Exchange in the form of H shares, and on the New York Stock Exchange in the form of American Depository Receipts.

The Board believes that the A Share Issue will allow the Company to access another funding channel, provide additional currency for the acquisition of PRC assets, and enhance the Shareholders' base. The Board would like to seek approval from Shareholders authorizing the Board to apply to the relevant PRC authorities and to plan all relevant matters for and on behalf of in relation to the proposed A Share Issue.

The proposed application to the relevant PRC authorities regarding the A Share Issue will be subject to approval by Shareholders at the EGM and the relevant PRC authorities. Further approvals from Shareholders will be sought regarding the A Share Issue including the timing, issue price, amount of share capital to be raised and the use of proceeds and further announcement will be made in accordance with the Listing Rules and the relevant regulations in the PRC.

Although it is the intention of the Company to conduct the A Share Issue as soon as possible after all relevant approvals are obtained, the exact timing and structure of the A Share Issue will depend on market condition and other considerations such as specific acquisition opportunities and the availability of alternative funding channels.

4. PROPOSED CHANGE IN THE BOARD COMPOSITION

The Company would like to seek authorization from the Shareholders to amend the Articles of Association with regards to the change in the composition of the Board as required by the CSRC, in order to improve the corporate governance of the Company during its restructuring process:

- To change the current composition of the Board from a total of 13 Directors (1 Chairman, 1 Vice-Chairman, and 11 Directors) to a total of 15 Directors (1 Chairman, 2 Vice-Chairmen, and 12 Directors).

5. EGM

The EGM will be held at the Company's headquarters at Baiyun International Airport, Guangzhou, the PRC on 26 March 2002 convened to approve, confirm and ratify, among other things, the terms of the S&P Agreement and the entering into of the S&P Agreement between the Company and the SA Group by way of ordinary resolutions, and to approve the proposed A Share Issue and other related matters, and the proposed change in the Board composition by way of special resolutions.

Having considered the terms of the S&P Agreement and the advice and opinion of ICEA in relation thereto as set out on pages 10 to 16 of this circular, the Directors are of the opinion that the terms of the S&P Agreement are fair and reasonable so far as the Independent Shareholders are concerned. The Directors therefore recommend that the Independent Shareholders to vote in favour of the ordinary resolution regarding the approval of the S&P Agreement.

6. ADDITIONAL INFORMATION

The Independent Board Committee comprising Mr. Simon To and Mr. Peter Lok, both independent non-executive Directors, has been established to advise the Independent Shareholders in relation to the connected transaction. A copy of the letter of advice from ICEA to the Independent Board Committee is set out on pages 10 to 16 of this circular.

The Independent Board Committee, having considered the principal factors and reasons considered by, and the recommendation of ICEA as stated in its letter of advice, concurs with the views with ICEA so far as the interests of the Independent Shareholders concerned. Accordingly, the Independent Board Committee recommends that the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve, confirm and ratify, among other things, the terms of the S&P Agreement and the entering into of the S&P Agreement between the Company and the SA Group.

Yours faithfully,
CHINA SOUTHERN AIRLINES COMPANY LIMITED
Yan Zhi Qing
Chairman of the Board

中國南方航空股份有限公司

China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

18 February 2002

To Independent Shareholders of
China Southern Airlines Company Limited

Dear Sir or Madam,

ACQUISITION OF ASSETS FROM THE SA GROUP
(CONNECTED TRANSACTION)

As the Independent Board Committee, we have been appointed to advise you in connection with the Acquisition, details of which are set out in the letter from the Board contained in the circular to the shareholders of the Company dated 18 February 2002 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

We wish to draw your attention to the letter of advice from ICEA as set out on pages 10 to 16 of the Circular, the letter from the Board as set out on pages 3 to 8 of the Circular and the further information as set out in the appendix to the Circular.

We have considered the factors and reasons considered by, and the opinion of, ICEA as stated in the aforementioned letter of advice in respect of the Acquisition. We are of the opinion that the Acquisition is in the interests of the Company and the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned. We therefore recommend that you vote in favor of the ordinary resolutions to be proposed at the EGM to approve the Acquisition.

Yours faithfully,
Independent Board Committee

Mr. Simon To
Independent non-executive Director

Mr. Peter Lok
Independent non-executive Director

ICEA 工商東亞
A subsidiary of ICBC 中國工商銀行集團成員

ICEA Capital Limited
42nd Floor, Jardine House,
1 Connaught Place, Central, Hong Kong
Tel: (852) 2115 8888
Fax: (852) 2115 8602

工商東亞融資有限公司
香港中環康樂廣場1號
怡和大廈四十二樓
總機：(852) 2115 8888
傳真：(852) 2115 8602

18 February 2002

To the Independent Board Committee
of China Southern Airlines Company Limited

Dear Sirs,

ACQUISITION OF ASSETS FROM THE SA GROUP
(CONNECTED TRANSACTION)

We refer to our engagement to advise the Independent Board Committee in respect of the Acquisition, details of which are contained in the letter from the Board in a circular issued to the Shareholders dated 18 February 2002, of which this letter forms part (the "Circular"). Terms used in this letter shall have the same meanings defined in the Circular unless the context requires otherwise.

The Independent Board Committee has been established in order to consider the terms of the Acquisition and to advise as to whether those terms are fair and reasonable so far as the Independent Shareholders are concerned. We, ICEA Capital Limited ("ICEA"), have been engaged by the Company as the independent financial adviser to provide the Independent Board Committee with an independent opinion as to whether the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned. Our opinion letter to the Independent Board Committee has been prepared in accordance with the requirements of the Listing Rules for inclusion in this Circular and for the purpose of assisting the Independent Board Committee in their duties to evaluate the Acquisition. Independent Shareholders are recommended to consult their own professional advisers if they are in any doubt as to their individual position.

In formulating our opinion, we have relied on information, opinions, facts and representations made and supplied to us by the Directors and representatives of the Group for which they are wholly responsible, and have assumed that such information, opinions, facts and representations are true, accurate and may be relied upon in all respects. We have relied on the representations of the Directors that they accept full responsibility for the accuracy of the information contained in the Circular relating to the Group and they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other material factors omitted from the information, opinions, facts and representations supplied to us. We have also relied on certain information available externally and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have assumed that the statements and representations made or referred to in this Circular were accurate at the time they were made and will continue to be accurate on the respective dates of the despatch of the Circular and the holding of the EGM. We are not aware of any facts or circumstances which would render any information contained in the Circular untrue, inaccurate or misleading.

We have reviewed, amongst other things, the S&P Agreement, principal terms of which are set out in the letter from the Board in this Circular and an asset valuation report prepared by Zhongfeng Asset Valuation LLC, an independent valuer approved by the Ministry of Finance in the PRC dated 15 November 2001 (the "Valuation Report") which formed part of the relevant documents submitted to the relevant PRC administrative authorities for the regulatory approval of the Acquisition in the PRC. We have assumed that the Acquisition is in compliance with the relevant laws, regulations and rules in the PRC and that all necessary approvals have been or will be obtained from relevant authorities or there are no impediments in obtaining such approvals.

We have not made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities in relation to the Acquisition. Additionally, we did not conduct any physical inspection of the relevant Assets. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the Acquisition. The Directors and the management of the Group are solely responsible for the commercial merits of the Acquisition.

We consider that we have reviewed sufficient information to reach an informed view concerning the Acquisition and to provide us with a reasonable basis for our opinion. We have no reason to believe that any material information has been omitted or withheld or to doubt the truth or accuracy of the information provided. Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information available to us as of the date of the opinion. As such, we have no obligation to update this opinion to take into account events occurring subsequent to the date of this opinion.

ICEA is a registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong). ICEA and its affiliates, whose ordinary businesses involve the trading of and dealing in securities, may involve in the trading of, dealing in, and holding of the securities of the Company for own and client accounts.

PRINCIPAL FACTORS CONSIDERED

In formulating our opinion relating to the Acquisition we have taken into consideration, inter alia, the following principal factors:

Principal business of the Group

The Group is one of the largest airlines in the PRC and provides commercial flights between cities in the PRC and international destinations.

Consolidation and restructuring trends of the global aviation industry

In recent years, the global aviation industry has experienced a period of consolidation and restructuring characterised by mergers and acquisitions of airlines within and across the regions. The principal rationales and objectives of such wave of global consolidation and restructuring is to achieve economies of scale by merging the operations of different airlines, to reduce redundancies, and thus to enhance operating efficiencies of the airlines.

Consolidation and restructuring of the airline industry in the PRC

In the second half of 2000, the Civil Aviation Administration of China (the "CAAC") introduced a policy with the principle of restructuring of the PRC aviation industry on a voluntary basis under government directives and taking advantage of economies of scale. Under this policy, domestic airlines are encouraged to consolidate, centering around the SA Group, Air China Group and Eastern Air Group. On 27 April 2001, the CAAC announced such consolidation and restructuring plan of the PRC aviation industry in details.

In relation thereto, as mentioned in the announcement issued by the Company dated 16 August 2000 and the annual report of the Company in respect of the year ended 31 December 2000:

- the SA Group entered into a merger restructuring agreement (the "Merger Restructuring Agreement") dated 4 August 2000 with Henan Transportation Department whereby:

  — all the equity of Zhong Yuan Airlines were transferred to the SA Group and all the liabilities of Zhong Yuan Airlines were assumed by the SA Group by way of administrative allocation without compensation; and

  — Zhong Yuan Airlines would become a wholly-owned subsidiary of the SA Group upon the effectiveness of the Merger Restructuring Agreement.

- the Company and Zhong Yuan Airlines entered into four Wet Lease Agreements dated 4 August 2000 and later entered into an additional Wet Lease Agreement in November 2000 whereby Zhong Yuan Airlines agreed to wet lease to the Company the Aircraft and to supply related aircraft crew members and be responsible for the maintenance and insurance of the Aircraft.

In addition, as mentioned in the announcement issued by the Company dated 27 April 2001 and the interim report of the Company in respect of the six months ended 30 June 2001:

- the SA Group informed the Company that in order to take advantage of the benefits of scale, the SA Group voluntarily participates in the consolidation and restructuring plan of the PRC aviation industry under government proposals;

- the SA Group has already commenced talks on consolidation and restructuring with China Northern Airlines and Xinjiang Airlines;

- the Directors expect that any airline and airline-related businesses, assets and liabilities, which the consolidation and restructuring with China Northern Airlines and Xinjiang Airlines may involve, will be transferred to the Group; and

- Despite the fact that there have been no term, detailed plan or definite timetable with respect to such consolidation and restructuring and the Company cannot estimate the impact of such consolidation and restructuring, the Directors expect that the consolidation and restructuring will have a positive impact on the economies of scale and operating efficiency of the Group.

Reasons of the Acquisition

We have considered the reasons for the Acquisition as highlighted in the letter from the Board and we note the followings:

- the Acquisition is within the normal and commercial developments of the Group's principal business, the civil aviation in the PRC;

- the Acquisition is in line with the global trend of consolidation and restructuring of the aviation industry;

- the Acquisition is in line with the stated consolidation and restructuring strategy adopted by the Group in light of the proposed consolidation and restructuring plans of the PRC aviation industry and the SA Group; and

- the Group has already been operating the Assets as part of the Group's aviation business pursuant to the existing Wet Lease Agreements.

We concur with the Directors' view that:

- the Group will benefit from the Acquisition since direct ownership of the Aircraft and other Assets will allow the Group to further integrate the operations of the Aircraft into its overall aviation business in the PRC; and

- the Acquisition is in line with the non-competition undertaking granted by the SA Group to the Company when the Company was listed on the Stock Exchange in 1997.

Consideration of the Acquisition

The total consideration of the Acquisition is RMB1,096,886,106.71 which is based on the total value of the assets and liabilities relating to the Assets as at 30 June 2001 as appraised by Zhongfeng Asset Valuation LLC in the Valuation Report dated 15 November 2001. We have assumed that the valuation conducted by Zhongfeng Asset Valuation LLC is fair and reasonable. We have not performed any due diligence on the basis and assumptions in the valuation and have no reason to doubt the truth and fairness of the valuation.

The consideration will be satisfied by cash payment of RMB132,150,139.47 and the assumption by the Company of debt due to commercial banks from Zhong Yuan Airlines relating to the Assets amounting to RMB964,735,967.24 in aggregate. The source of funding of the cash payment and the debt repayment will be from internal funds of the Company. The cash payment will be payable at Completion. All terms and conditions under the existing legal documentation relating to the debt between Zhong Yuan Airlines and each respective lender will remain status quo.

As part of the Acquisition, the SA Group has agreed to reimburse the Company, the full amount of the lease rental payments made or to be made by the Company to Zhong Yuan Airlines under the Wet Lease Agreements for the period from 1 July 2001 up to the day of the Completion, within 15 days after Completion.

The expected net purchase price of the Assets is set out below:

	RMB
Appraised value as at 30 June 2001	
Aircraft (five Boeing 737-300 aircraft)	1,046,545,947.00
Less: reimbursement of lease rental payment in respect of the Aircraft for the period from 1 July 2001 up to 26 March 2002 (expected date of the EGM) *(Note)*	(220,968,000.00)
Expected net purchase price of the Aircraft *(Note)*	825,577,947.00
Appraised value as at 30 June 2001	
Associated spare parts	46,657,504.71
42 special purpose vehicles in connection with the ground support of the Aircraft	3,682,655.00
Expected net purchase price of the Assets *(Note)*	875,918,106.71

Note: Actual amount of reimbursement and net purchase price of the Assets are subject to adjustment depending on the actual date of Completion.

In addition, we have considered that:

- the consideration of the Acquisition is based on the appraised value of the Assets as at 30 June 2001;
- the full amount of the lease rental payments payable by the Company to Zhong Yuan Airlines under the Wet Lease Agreements for the period after 30 June 2001, the date of valuation adopted in the Valuation Report, will be reimbursed to the Company by the SA Group;

- the debt due to commercial banks to be assumed by the Company is directly related to the Assets;

- the Wet Lease Agreements will be terminated upon Completion; and

- the purchase of other aircraft and other ancillary assets for replacement as an alternative to the Acquisition will incur additional expenses such as taxation, agency, legal, bank, finance and other charges as well as additional administrative and timing burdens such as government approvals, availability, delivery and lead time required for the purchase and supply of other aircraft.

In particular, we have also cross-referenced the expected net purchase price of the Aircraft shown above with the expected cost of acquiring aircraft with same type and similar ages from available suppliers or sellers in the open market, which comprises the open market price of such aircraft (as quoted in publications by an international renowned consulting company specialising in the valuation of aircraft) and other additional estimated expenses directly related to the open market purchase of such aircraft, including taxation, agency, legal, bank, finance and other charges. We found that the expected net purchase price of Aircraft shown above is in line with the expected cost of acquiring aircraft with same type and similar ages in the open market.

Thus, we conclude that the consideration of the Acquisition is fair and reasonable as far as the Independent Shareholders are concerned.

Financial impact of the Acquisition on the Group

We have reviewed the historical financials announced by the Company and have considered the potential impact of the Acquisition on the Group as detailed below:

Shareholders' equity/Net asset value. As a result of the Acquisition, there would be no material change to the net asset value of the Group since the Consideration is based on the appraised value of the Assets.

Net gearing. Net gearing is defined as total borrowings (net of cash and cash equivalents) divided by shareholders' equity. As at 30 June 2001, the net gearing of the Group was approximately 127%. As a result of the Acquisition, the assumption of debt of RMB964,735,967.24 would increase the net borrowings (total borrowings net of cash and cash equivalents) of the Group while the shareholders' equity would remain unchanged. Assuming the Acquisition had been completed on 30 June 2001, the net debt/equity ratio of the Group would have been increased to 136% as at 30 June 2001. The assumption of debt of RMB964,735,967.24 would increase the net debt/equity ratio of the Group by approximately 9%.

Operating cash cost. Under the Wet Lease Agreements before the completion of the Acquisition, the Group would be required to pay a month lease rental payment (including aircraft crew member, maintenance and insurance costs) of RMB5,000,000 in respect of each Aircraft. After the completion of the Acquisition, the Group will directly own the Aircraft and therefore will be directly responsible for the operating cash cost of each Aircraft (comprising aircraft crew member, maintenance and insurance, and finance charges). By reference to the historical staff cost per aircraft, the maintenance cost per aircraft actually incurred by the Group during the six months ended 30 June 2001 and the expected interest charge to be incurred by the Group due to the assumption of debt due to the Acquisition, we estimate that the Group will incur a monthly operating cash cost of around RMB3,320,000 per aircraft.

Accordingly, as a result of the Acquisition, the Group would make a saving of around RMB1,680,000 in monthly operating cash cost per aircraft or an aggregate saving of around RMB100,800,000 in total operating cash flow per annum. We are of the view that the Acquisition would strengthen the operating cash flow of the Group.

Notwithstanding the assumption of debt of RMB964,735,967 will increase the net debt/equity ratio of the Group by approximately 9% from approximately 127% to 136%, we are of the view that the Acquisition will result in a saving of around RMB100,800,000 in operating cash flow per annum, thus strengthening the operating cash flow of the Group. Accordingly, we consider that the Acquisition will not have any material adverse impact on the financials of the Group.

OPINION

Having taken into account the above principal factors, we consider that the terms of the Acquisition are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise that the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Acquisition.

Yours faithfully,
For and on behalf of
ICEA Capital Limited
Gary S K Sik
Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, none of the directors or supervisors of the Company owns any interests in the Company or any associated corporations (within the meaning of the SDI Ordinance) which are required to be disclosed to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which he is taken or deemed to have under Section 31 or Part I of the Schedule to the SDI Ordinance) or the Model Code for Securities Transactions by Directors of Listed Companies, or which shall be registered by the Company pursuant to Section 29 of the SDI Ordinance.

(b) None of the Directors has direct or indirect interest in any assets which have been since 31 December 2000, the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, the Group.

(c) None of the Directors is materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the date of this circular and which is significant in relation to the business of the Group.

(d) As at the Latest Practicable Date, ICEA did not have any shareholding in any member of the Group nor any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(e) ICEA does not have, or has not had, any direct or indirect interest in any assets which have since 31 December 2000 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by, or leased to, or which are proposed to be acquired or disposed of by, or leased to, the Company or any of the subsidiaries.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register kept by the Company under section 16(1) of the SDI Ordinance and/or so far as known to the Directors, the following persons were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group:

(a) Parties interested in the share capital of the Company

Name	Number of Shares	Approximate percentage of the total number of Shares
SA Group	2,200,000,000	65.20%
HKSCC Nominees Limited	1,144,717,999	33.93%

Save as disclosed in this circular, no person has notified the Company that he/she has or is deemed to have interests amounting to 10% or more of the issued share capital of the Company at the date of this circular pursuant to the SDI Ordinance.

(b) Parties interested in the share capital of the subsidiaries of the Company

Name of subsidiary	Name of Interested Party	Percentage of shareholding of Interested Party
MTU Maintenance Zhuhai Company Limited	Motoren-und Turbinen Union Munchen GmbH	50%
Guangzhou Nanland Air Catering Company Limited	Sharpland Investment Limited	49%
Zhuhai Airlines	Zhuhai Gree Group Company	40%
Shantou Airlines	Shantou Airlines Investment Company Limited	40%
Guangxi Airlines	Guangxi Sizhuang Company Limited	40%
Guizhou Airlines	Guizhou Xiang Fei Industry Limited	40%
Xiamen Airlines	Xiamen Jian Fa Group Company Limited	40%

Name of subsidiary	Name of Interested Party	Percentage of shareholding of Interested Party
Guangzhou Aircraft Maintenance Engineering Company Limited	Lockheed Martin Corporation	25%
	Hutchison Whampao Limited (China)	25%
Baiyun Xinhua (Guangzhou) Air Cargo Services Company	Sunflower Air Cargo Company Limited	30%
China Southern West Australian Flying College Pty Limited	Southern Airlines (Group)	35%

Save as disclosed above, the Directors are not aware of any person, who was, directly or indirectly, beneficially interested in 10% or more of the nominal value of the issued share capital of any member of the Group or any options in respect of such capital as at the Latest Practicable Date.

4. QUALIFICATION OF EXPERT

The following is the qualification of the expert who has given an opinion or advice which is contained in this circular:

Name	Qualification
ICEA	Registered dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)

5. CONSENT

ICEA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter to the Independent Board Committee and references to its name in the form and context in which it appears.

6. MATERIAL CONTRACTS

No material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

7. LITIGATION

As at the Latest Practicable Date, the Group is not involved in any material litigation or dispute pending or threatened against any member of the Group.

8. SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group (excluding contracts expiring or terminable by the employer within one year without payment of compensation (other than statutory compensation)).

9. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2000, being the date to which the latest published audited accounts of the Group were made up.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong up to and including 26 March 2002:

(a) the Articles of Association of the Company;

(b) the annual reports of the Company for the years ended 31 December 1999 and 31 December 2000;

(c) the S&P Agreement;

(d) the letter of recommendation from the Independent Board Committee to the Independent Shareholders, the text of which is set out on page 9 of this circular;

(e) the letter of advice from ICEA, the text of which is set out on pages 10 to 16 of this circular; and

(f) the report from Zhongfeng Asset Valuation LLC to the Assets.

此乃要件　請即處理

閣下對本通函任何內容或應採取的行動**如有任何疑問**，應諮詢閣下的股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下的中國南方航空股份有限公司的全部股份**售出或轉讓**，應立即將本通函，連同代表委任表格送交買主或承讓人或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

中國南方航空股份有限公司
China Southern Airlines Company Limited

（在中華人民共和國註冊成立之股份有限公司）

向南航集團收購資產
（關連交易）
建議發行新A股
建議更改董事會的組成

中國南方航空股份有限公司的財務顧問

JPMorgan

獨立董事委員會的獨立財務顧問

工商東亞
中國工商銀行集團成員

中國南方航空股份有限公司獨立董事委員會於二零零二年二月十八日發出的函件載於本通函第9頁。

一份載有工商東亞於二零零二年二月十八日致中國南方航空股份有限公司獨立董事委員會的函件載於本通函第10至第16頁。

二零零二年二月十八日

目　錄

釋　義

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「A股」	指	本公司股本中每股面值人民幣1.00元的內資股
「A股發行」	指	建議發行新A股
「收購」	指	本公司按買賣協議所預計向南航集團收購資產
「客機」	指	本公司將予收購的五架波音737-300客機(組成資產的一部分)
「公司章程」	指	本公司的公司章程
「資產」	指	由客機、相關零件及為客機提供地面支援的特種車輛
「董事會」	指	本公司董事會
「董事長」	指	董事會的主席
「本公司」	指	中國南方航空股份有限公司，一家於中華人民共和國註冊成立的有限責任股份有限公司，並於聯交所上市
「完成」	指	買賣協議完成
「中國證監會」	指	中國證券監督管理委員會
「董事」	指	本公司董事
「臨時股東大會」	指	本公司於二零零二年舉行以批准(其中包括)買賣協議、A股發行及建議更改董事會的組成的首次臨時股東大會
「本集團」	指	本公司及其附屬公司
「香港」	指	中國香港特別行政區
「工商東亞」	指	工商東亞融資有限公司，根據香港法例第333章證券條例註冊的交易商，已獲委任為獨立董事委員會的獨立財務顧問

Printed by IFN Financial Press Limited　22142

「獨立董事委員會」	指	由杜志強先生及樂鞏南先生(兩者均為獨立非執行董事)組成的獨立董事委員會，是為了就收購向獨立股東提供意見而組成
「獨立股東」	指	南航集團以外的股東
「JP摩根」	指	J.P. Morgan Securities Asia Pte. Limited，J.P. Morgan Chase & Co.的一家全資附屬公司，根據香港法例第333章證券條例獲豁免註冊的交易商，並為本公司的財務顧問
「最後實際可行日期」	指	二零零二年二月十五日，即為確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「中國」	指	中華人民共和國
「人民幣」	指	中國法定貨幣人民幣
「南航集團」	指	南方航空(集團)公司，根據中國法律成立的國有經濟實體，並為本公司的直接控股股東及最終母公司
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「買賣協議」	指	本公司與南航集團於二零零二年一月二十九日就有關由本公司向南航集團收購資產簽訂的買賣協議
「股東」	指	本公司股東
「聯交所」	指	香港聯合交易所有限公司
「濕租協議」	指	本公司分別於二零零零年八月四日及二零零零年十一月八日與中原航空公司簽訂，有關由本公司向中原航空公司租賃客機的濕租協議
「副董事長」	指	董事會的副主席
「中原航空公司」	指	由南航集團控制的中國全資國有企業

中國南方航空股份有限公司
China Southern Airlines Company Limited
(在中華人民共和國註冊成立之股份有限公司)

董事：
執行董事
顏志卿(董事長)
王昌順(副董事長，總經理)
李豐華(董事，副總經理)
王紹熙(董事)
張瑞靄(董事)
周用金(董事)
吳榮南(董事)
徐杰波(董事，財務總監)

獨立非執行董事
杜志強
樂鞏南
魏明海

監事
梁華福(監事會主席)
干玉華(監事)
李其宏(監事)

註冊地址：
中國
廣州510405
白雲國際機場

香港主要營業地點：
香港
金鐘道95號
統一中心
9樓B1室

敬啟者：

關連交易
建議發行新A股
建議更改董事會的組成

1. 緒言

於二零零二年一月二十九日，董事會宣佈，本公司與南航集團訂立買賣協議，向持有本公司65.2%權益的控股股東南航集團收購資產。

董事會亦於二零零二年一月二十九日宣佈，本公司擬向有關中國機關申請在中國發行新A股及批准該等A股在上海證券交易所上市及買賣、以及根據中國證監會的規定修訂有關更改董事會組成的公司章程的建議，從而於重組過程中改善本公司的公司管治。

由於資產價值與收購代價約佔本公司於截至二零零零年十二月三十一日止年度最近期刊發的年報中所載的有形資產淨值12.35%，根據上市規則第14章，本公司與南航集團訂立買賣協議構成一項關連交易，因此須於臨時股東大會上取得獨立股東的批准，方可作實。建議A股發行、建議更改董事會的組成亦須於臨時股東大會上取得股東的批准，方可作實。

本公司已成立獨立董事委員會，藉以向獨立董事委員會提供意見，而工商東亞已獲委任就買賣協議的條款對獨立股東而言是否公平合理，給予獨立董事委員會意見。

本通函旨在向　閣下提供有關收購的其他詳情、載列工商東亞的意見及召開臨時股東大會，藉以尋求獨立股東批准收購及尋求股東批准建議A股發行及建議更改董事會的組成。二零零二年一月二十九日的臨時股東大會通告已寄發予股東。

2. 收購

買賣協議

日期

二零零二年一月二十九日

訂約方

賣方：　　南航集團

買方：　　本公司

資產的詳情

資產目前由南航集團擁有，包括五架波音737-300客機、相關零件及有關為客機提供地面支援的四十二架特種車輛。其中三架客機是由波音公司於一九九四年全新交付，而餘下兩架客機則是由波音公司於一九九九年全新交付。所有客機目前均由本公司根據中原航空公司與本公司分別於二零零零年八月四日及二零零零年十一月八日訂立的濕租協議租用，及其後根據分別於二零零一年八月四日及於二零零一年十一月八日續租的濕租協議租用。

代價

資產的總值為人民幣1,096,886,106.71元，是以中國財政部認可的獨立估值師中鋒資產評估有限責任公司編製資產與負債於二零零一年六月三十日的價值為基礎。

總代價人民幣1,096,886,106.71元將會以現金款項人民幣132,150,139.47元及由本公司承擔中原航空公司欠負商業銀行為數達人民幣964,735,967.24元的債務的方式償付。現金款項及債務的資金來源為本公司的內部資金。現金款項將於完成時支付。根據有關中原航空公司與各債權人的債務的現有法律文件的所有條款與條件將會維持不變。

作為收購的一部分，南航集團已同意償付由二零零一年七月一日起直至完成後15日內的完成日期止期間，本公司根據濕租協議支付或將會支付予中原航空公司的全數租賃租金款項予本公司。有關各方亦同意於完成日期終止濕租協議。於二零零一年七月一日至二零零一年十二月三十一日期間，本公司已經以支付租金的方式，支付人民幣150,000,000.00元予中原航空公司。

條件

買賣協議須待(其中包括)下列條件獲達成或豁免後，方告完成：

(a) 已獲中國有關政府機關批予有關根據買賣協議預計進行的交易的一切所需批文；

(b) 債務債權人就中原航空公司(已成為南航集團的全資附屬公司)將債務轉讓予本公司的協議或同意書；

(c) 南航集團根據買賣協議對本公司所作出的保證於完成時及由買賣協議日期至完成之間的所有時間內仍維持真實與準確無誤及並無誤導成份，猶如於完成時重複作出保證一樣；及

(d) 獨立股東於臨時股東大會上批准本關連交易；

完成

買賣協議於買賣協議的所有條件獲達成或豁免當日完成。預期完成日期將為二零零二年三月三十一日或前後。倘上述條件未能於二零零二年三月三十一日(或訂約方可能同意的較後日期)前獲達成或豁免，買賣協議將不會再具有任何效力，而南航集團或本公司將毋須進一步承擔執行買賣協議項下的任何責任。

進行收購的原因

本公司的主要業務為於中國境內經營民航業務以及向中國各大城市與國際城市之間提供商業航機服務。根據濕租協議，本集團已將客機投入服務，作為本集團的航空業務的一部分，並一直擴展其航空業務及提升其市場地位。

董事會相信，由於擁有權控制容許本公司將客機合併於本公司的整體中國航空業務，本公司將會因收購而得益。這與本公司因應中國航空業進行建議重組而採取的聯合策略一致。此外，收購與南航集團於本公司在一九九七年於聯交所上市時對本公司所作出的不競爭承諾一致。

關連交易

南航集團為持有本公司65.2%權益的控股股東。由於資產價值與收購代價約佔本公司於截至二零零零年十二月三十一日止年度的最近期刊發年報中所載有形資產淨值12.35%，根據上市規則第14章，本公司與南航集團訂立買賣協議構成一項關連交易，因此，須於臨時股東大會上取得獨立股東的批准，方可作實。

於最後實際可行日期，南航集團為持有本公司65.2%權益的持有人，將於臨時股東大會上就收購放棄投票。

3. 建議發行新A股

本公司有意向有關中國機關申請發行新A股予中國機構及公眾投資者，以及批准該等A股在上海證券交易所上市及買賣。該項申請將於緊隨本公司股東在臨時股東大會上批准建議A股發行後隨即提出。本公司股份現時以H股形式在聯交所上市，並以美國預託證券形式於紐約證券交易所上市。

董事會相信A股發行將讓本公司從另一個途徑集資，並為收購中國資產提供額外資金，以及擴大股東基礎，因此，董事會欲尋求股東批准授權董事會就建議A股發行向有關中國機關申請及代表本公司籌劃有關建議A股發行的一切有關事宜。

就A股發行而向中國有關機關申請的建議須待股東於臨時股東大會上批准，並獲有關中國機關批准後，方可作實。本公司將會就A股發行，包括時間、發行價、股本的集資額及所得款項用途尋求股東的進一步批准，並將會根據上市規則及中國有關規例發表進一步公佈。

雖然本公司擬於取得所有相關批准後盡快進行A股發行，惟A股發行的確實時間及架構將視乎市場狀況及其他考慮因素，如某些收購機會及可採用的其他集資途徑等。

4. 建議更改董事會的組成

本公司欲向股東尋求授權根據有關中國證監會規定修訂公司章程，更改董事會的組成，從而於重組過程中改善本公司的公司管治：

- 將董事會目前合共13名董事(1名董事長、1名副董事長及11名董事)的人數更改為合共15名董事(1名董事長、2名副董事長及12名董事)。

5. 臨時股東大會

臨時股東大會將於二零零二年三月二十六日假座本公司總部中國廣州白雲國際機場舉行，以普通決議案的方式批准、確認及追認(其中包括)買賣協議的條款及本公司與南航集團訂立的買賣協議、及以特別決議案的方式批准建議A股發行及其他相關事項，以及建議更改董事會的組成。

經考慮買賣協議的條款及本通函第10至第16頁所載工商東亞就買賣協議提供的建議及意見後，董事認為，買賣協議的條款對獨立股東而言公平合理。因此，董事建議獨立股東投票贊成有關批准買賣協議的普通決議案。

6. 其他資料

本公司已成立獨立董事委員會，成員包括杜志強先生及樂鞏南先生(兩者均為獨立非執行董事)，以就關連交易向獨立股東提供意見。工商東亞致獨立董事委員會的意見函件載於本通函第10至第16頁。

獨立董事委員會經考慮工商東亞在其意見函件中所考慮的主要因素及原因，以及其推薦建議後，就獨立股東的權益而言，與工商東亞的意見一致。因此，獨立董事委員會建議獨立股東投票贊成將於臨時股東大會上擬提呈的普通決議案，以批准、確認及追認(其中包括)買賣協議的條款及本公司與南航集團訂立的買賣協議。

此致

列位股東　台照

中國南方航空股份有限公司
董事長
顏志卿
謹啓

二零零二年二月十八日

中國南方航空股份有限公司
China Southern Airlines Company Limited
(在中華人民共和國註冊成立之股份有限公司)

敬啟者：

向南航集團收購資產
(關連交易)

吾等作為獨立董事委員會已獲委任就收購向 閣下提供意見，有關詳情載於本公司於二零零二年二月十八日致股東的通函(「通函」，本函件為其中一部分)所載的董事會函件內。除文義另有所指外，本函件所用詞語與通函所用者具相同涵義。

吾等謹請 閣下留意通函第10至第16頁所載工商東亞的意見函件、通函第3至第8頁所載的董事會函件及通函附錄所載的其他資料。

吾等已考慮上述意見函件所載工商東亞就收購所考慮的因素及原因，以及其發表的意見。吾等認為，收購符合本公司的利益，而收購的條款對獨立股東而言公平合理。因此，吾等建議 閣下投票贊成於臨時股東大會上擬提呈批准收購的普通決議案。

此致

中國南方航空股份有限公司
列位獨立股東 台照

獨立董事委員會
獨立非執行董事 獨立非執行董事
杜志強先生 樂鞏南先生
謹啟

二零零二年二月十八日

ICEA 工商東亞
A subsidiary of ICBC 中國工商銀行集團成員

ICEA Capital Limited
42nd Floor, Jardine House,
1 Connaught Place, Central, Hong Kong
Tel: (852) 2115 8888
Fax: (852) 2115 8602

工商東亞融資有限公司
香港中環康樂廣場1號
怡和大廈四十二樓
總機：(852) 2115 8888
傳真：(852) 2115 8602

敬啟者：

向南航集團收購資產
（關連交易）

吾等獲委聘就收購向獨立董事委員會提供意見，有關詳情載於二零零二年二月十八日刊發予股東的通函(「通函」，本函件為其中一部分)的董事會函件內。除文義另有所指外，本函件所用詞語與通函所界定者具相同涵義。

貴公司已組立獨立董事委員會，藉以考慮收購的條款及就該等條款對獨立股東而言是否公平合理提供意見。 貴公司已延聘工商東亞融資有限公司(「工商東亞」)作為獨立財務顧問，就收購的條款對獨立股東而言是否公平合理向獨立董事委員會提供獨立意見。吾等給予獨立董事委員會的意見函件是根據上市規則的規定編製，以收錄於本通函內，及作為協助獨立董事委員會履行其職責，對收購進行評估。假如獨立股東對本身情況有任何疑問，應諮詢其專業顧問。

於編製吾等的意見時，吾等已依賴董事及 貴集團代表給予吾等的資料、意見、事實及聲明，而他們對該等資料、意見、事實及聲明承擔全部責任，並假設該等資料、意見、事實及聲明在各方面均為真實及準確，並可予依賴。吾等已倚賴董事的聲明，他們對通函所載有關 貴集團的資料的準確性承擔全部責任，並於作出一切合理查詢後，及據其所深知及確信，吾等所獲提供的資料、意見、事實及聲明中並無漏遺任何其他重大事實。吾等亦依賴外界所提供的若干資料，並假設該等資料均為準確及可予依賴，而吾等並無獨立核實該等資料的準確性。吾等已假設本通函所載的陳述及聲明於作出時均為準確，且於通函寄發之日及舉行臨時股東大會時仍然準確。吾等不知悉有任何事實或情況會令通函所載的任何資料不真實、不準確或構成誤導。

吾等已審閱(其中包括)買賣協議(主要條款載於本通函董事會函件)及中國財政部認可的中國獨立估值師中鋒資產評估有限責任公司於二零零一年十一月十五日編製的資產估值報告(「估值報告」，構成呈交予中國有關行政機關有關文件的一部分，以獲取監管機構批准在中國進行的收購)。吾等已假設收購符合中國有關法律、法規及規則，並已或將會從有關機關獲取所有必需的批文或於獲取該等批文時並無任何障礙。

吾等並無就有關收購的業務或資產及負債進行任何獨立評估或估值，亦無進行任何形式的獨立調查。此外，吾等並無對有關資產進行任何實地視察。作為獨立董事委員會的獨立財務顧問，吾等並無參與有關收購的磋商。董事及　貴集團管理層對收購從商業角度出發是否有利承擔全部責任。

吾等認為，吾等已審閱充足資料，以達致有關收購的知情意見，並給予吾等合理基準達致吾等的意見。吾等並無理由相信有任何重大資料遭遺漏或隱瞞，亦無理由懷疑所提供的資料的真實或準確性。吾等的意見必須根據現存的市場、經濟及其他情況，以及吾等於編製意見之日獲提供的資料為依據，並根據吾等於編製意見之日獲提供的資料進行評估。因此，吾等無責任更新本意見之日後所發生的事項而更新有關意見。

工商東亞為根據香港法例第333章證券條例註冊的交易商。工商東亞與其聯屬公司的日常業務為買賣及處理證券，或會涉及以本身及客戶的賬戶買賣、處理及持有　貴公司的證券。

所考慮的主要因素

於編製吾等對收購的意見時，吾等已考慮(其中包括)下列主要因素：

貴集團的主要業務

貴集團為中國最大航空公司之一，提供中國各大城市與國際城市之間的商業航機服務。

全球航空企業的聯合重組趨勢

近年來，全球航空業已經歷整固期，並在區內及各區之間藉著合併及收購航空公司進行重組。進行全球聯合重組的浪潮的主要理由及目標是藉著合併多家航空公司的業務達致規模經濟、減少冗員，因而提升航空公司的經營效率。

中國航空企業的聯合重組

於二零零零年下半年，中國民用航空總局(「中國民航局」)推行一項政策，根據政府引導及發揮規模經濟的優勢自願性地重組中國航空企業為原則。根據此項政策，鼓勵國內航空公司合併，以南航集團、中國國際航空集團及東方航空集團為核心。於二零零一年四月二十七日，中國民航局宣佈中國民航企業的聯合重組計劃的詳情。

就此而言，誠如 貴公司於二零零零年八月十六日刊發的公佈及 貴公司於截至二零零零年十二月三十一日止年度的年報所述：

- 南航集團於二零零零年八月四日與河南省交通廳訂立聯合重組協議(「聯合重組協議」)，據此：
  - 中原航空公司的所有股本將以資產劃撥的方式轉讓予南航集團，而中原航空公司的所有負債亦將由南航集團承擔，但毋須作出任何代價；及
  - 於聯合重組協議生效後，中原航空公司將成為南航集團的全資附屬公司。
- 貴公司與中原航空公司於二零零零年八月四日訂立四份濕租協議，其後於二零零零年十一月訂立另一份濕租協議，據此，中原航空公司同意濕租客機予 貴公司，並提供有關的機組人員，以及負責客機的維修及保險。

此外，誠如 貴公司於二零零一年四月二十七日刊發的公佈及 貴公司就截至二零零一年六月三十日止六個月的中期報告所述：

- 南航集團已知會 貴公司，南航集團依據「企業自願、政府引導、發揮集團規模效益」的原則，參與民航企業聯合重組計劃；
- 南航集團已展開與中國北方航空公司及新疆航空公司就聯合重組進行談判；
- 董事預期，與中國北方航空公司及新疆航空公司可能進行的聯合重組所涉及的任何航空公司及與航空公司有關的業務、資產及負債，將會轉讓予 貴集團；及

- 雖然該項聯合重組並無訂立任何條款、詳細計劃或確切時間表及　貴公司未能估計該項聯合重組所構成的影響，但董事預期聯合重組將會對　貴集團的規模經濟及經營效率帶來積極影響。

進行收購的原因

吾等已考慮董事會函件中提出的收購原因，及吾等獲悉下列事項：

- 收購為於　貴集團的主營業務－中國民航業的正常及商業發展過程中進行；

- 收購符合民航企業聯合重組的全球趨勢；

- 鑒於中國民航企業及南航集團的建議聯合重組計劃，因此收購符合　貴集團所採納的既定聯合重組策略；及

- 貴集團一直經營資產，作為　貴集團根據現有濕租協議所經營的民航業務的一部分。

吾等與董事的意見一致，認為：

- 由於客機及其他資產的直接擁有權將容許　貴集團將客機的營運進一步合併於　貴集團的整體中國航空業務，　貴集團將會因收購而得益；及

- 收購與南航集團於　貴公司在一九九七年於聯交所上市時對　貴公司所作出的不競爭承諾一致。

收購的代價

收購的總代價為人民幣1,096,886,106.71元，該筆代價為根據中鋒資產評估有限責任公司於二零零一年十一月十五日在估值報告中評估於二零零一年六月三十日與資產有關的資產及負債總值計算。吾等已假設，中鋒資產評估有限責任公司所進行之估值乃公平合理。吾等並無根據估值之基準及假設執行任何盡職審查，且並無理由懷疑估值之真實及公平。

該筆代價將會以現金款額人民幣132,150,139.47元及由　貴公司承擔中原航空公司欠負與資產有關的商業銀行為數總值達人民幣964,735,967.24元的債務的方式償付。現

金款項及償還債務的資金來源為　貴公司的內部資金。現金款項將於完成時支付。根據有關中原航空公司與各債權人的債務的現有法律文件的所有條款及條件將會維持不變。

作為收購的一部分，南航集團已同意支付由二零零一年七月一日起直至完成後15日內的完成之日止期間，　貴公司根據濕租協議支付或將會支付予中原航空公司的全數租賃款項予　貴公司。

預計資產的購買價淨額載列如下：

	人民幣
於二零零一年六月三十日的估值	
客機(五架波音737-300客機)	1,046,545,947.00
減：償付由二零零一年七月一日至二零零二年三月二十六日(預計為臨時股東大會舉行之日)期間，客機的租金款項(附註)	(220,968,000.00)
預計客機的購買價淨額(附註)	825,577,947.00
於二零零一年六月三十日的估值	
相關零件	46,657,504.71
有關客機提供地面支援的四十二架特種車輛	3,682,655.00
預計資產購買價淨額(附註)	875,918,106.71

附註：　償還實際款額及資產購買價淨額會因應完成的實際日期而作出調整。

此外，吾等已考慮：

- 收購的代價是根據資產於二零零一年六月三十日的估值計算；
- 貴公司根據濕租協議應付予中原航空公司於二零零一年六月三十日(於估值報告內用作估值之日)後期間的租金全數，將由南航集團支付予　貴公司；

- 貴公司將承擔直接與資產有關欠負商業銀行的債項；

- 濕租協議將於完成時終止；及

- 購買其他客機及其他配套資產，作為取代收購的另一項方案，將會產生額外開支，例如：税項、代理、法律、銀行、財務及其他開支，以及額外行政及時間負擔，例如：政府審批、可供選擇的項目、採購及供應其他客機所需的交付及生產所需時間。

特別是，吾等亦已將上述客機的預計購買價淨額，與在公開市場上向現有供應商或賣方購買的相同型號及相若機齡的客機的預計費用互相參照，該等預計費用包括該架客機的公開市價(按專門對客機進行估值的國際著名顧問公司出版的刊物所列數據)及其他與在公開市場購買該架客機直接有關的額外估計開支，包括税項、代理、法律、銀行、財務及其他開支。吾等獲悉，上述的客機預計購買價淨額與在公開市場上購得的相同型號及相若機齡的客機的預計費用相若。

因此，吾等認為收購的代價對獨立股東而言公平合理。

收購對　貴集團的財務影響

吾等已審閱　貴公司的過往財務資料，並考慮收購對　貴集團的潛在影響，詳情如下：

股東權益／資產淨值。由於代價是根據資產估值計算，所以收購對　貴集團的資產淨值並無構成任何重大變動。

淨資產負債比率。淨資產負債比率指借款總額(扣除現金及現金等同資產結餘)除以股東權益。於二零零一年六月三十日，　貴集團的淨資產負債比率約為127%。鑒於進行收購，所承擔之債項人民幣964,735,967.24元將提升　貴集團的借款淨額(借款總額扣除現金及現金等同資產結餘)，而股東權益將維持不變。假設收購已於二零零一年六月三十日完成，於二零零一年六月三十日　貴集團的淨債項／股本比率將增至136%。所承擔之債項人民幣964,735,967.24元將令　貴集團的淨債項／股本比率增加約9%。

經營現金成本。根據收購完成前的濕租協議， 貴集團須就每架客機支付每月租金(包括客機機組人員、維修及保險費用)人民幣5,000,000元。於收購完成後， 貴集團將直接擁有客機，因此將直接負責每架客機的經營現金成本(包括客機機組人員、維修及保險及財務開支)。經參考每架客機的過往員工成本，於截至二零零一年六月三十日止六個月， 貴集團實際承擔每架客機的維修費用及 貴集團因收購承擔債項預計產生的利息開支後，吾等估計 貴集團每架客機的每月經營現金成本約為人民幣3,320,000元。

因此，由於進行收購， 貴集團每架客機每月將可節省經營現金成本約人民幣1,680,000元或每年合共可節省約人民幣100,800,000元的經營現金流量總額。吾等認為，收購將加強 貴集團的經營現金流量。

儘管如此， 貴集團承擔之債項人民幣964,735,967元將導致 貴集團的淨債項／股本比率由約127%增加約9%至136%，吾等認為，收購將會導致每年節省的經營現金流量約人民幣100,800,000元，因此可加強 貴集團的經營現金流量。因此，吾等認為，收購將不會對 貴集團的財務狀況構成任何重大不利影響。

意見

經考慮上述主要因素後，吾等認為，收購的條款對獨立股東而言公平合理。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成於臨時股東大會上擬提呈以批准收購的普通決議案。

此致

中國南方航空股份有限公司
獨立董事委員會 台照

代表
工商東亞融資有限公司
董事
薛兆坤
謹啟

二零零二年二月十八日

1. 責任聲明

本通函包括遵照上市規則而提供有關本公司的資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，董事並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何其他事項，以致本通函所載的聲明有誤導成分。

2. 權益的披露

(a) 於最後實際可行日期，概無本公司董事或監事在本公司或任何相聯法團(定義見披露權益條例)中，擁有根據披露權益條例第28條的規定(包括根據披露權益條例第31條或附表第一部被視為或被認為擁有的權益)，或根據上市公司董事進行證券交易的標準守則須向本公司及聯交所披露的任何權益，或擁有根據披露權益條例第29條須記錄於本公司的登記名冊內的權益。

(b) 自二零零零年十二月三十一日(即編製本集團最近期刊發的經審核賬目之日)以來，概無董事於本集團所收購或出售或租賃，或擬收購或出售或租賃的資產中擁有直接或間接權益。

(c) 概無董事於本公司或其任何附屬公司所簽訂而於本通函日期仍然生效且與本集團業務有重大關連的合約或安排中擁有任何重大權益。

(d) 於最後實際可行日期，工商東亞並無持有本集團任何成員公司的股權或持有可認購或提名他人認購本集團任何成員公司證券的權利(不論是否可合法地強制執行)。

(e) 自二零零零年十二月三十一日(即編製本公司最近期刊發的經審核賬目之日)以來，工商東亞於本公司或任何附屬公司所收購或出售或租賃或擬收購或出售或租賃的任何資產中，概無擁有或已擁有任何直接或間接權益。

3. 主要股東

根據本公司遵照披露權益條例第16(1)條而存置的登記冊所記錄及據董事所知，於最後實際可行日期，直接或間接持有附帶可在任何情況下於本集團任何成員公司的股東大會上投票的權利的任何類別股本面值10%或以上權益的人士如下：

(a) 於本公司股本持有權益的人士

名稱	股份數目	佔股份總數概約百分比
南航集團	2,200,000,000	65.20%
香港中央結算(代理人)有限公司	1,144,717,999	33.93%

除本通函所披露的資料外，並無其他人士知會本公司其於本通函刊發日期是根據披露權益條例被視為擁有本公司已發行股本10%或以上的權益的人士。

(b) 於本公司附屬公司股本中擁有權益的人士

附屬公司名稱	持有權益的人士	持有權益的人士所佔股權百分比
珠海保稅區摩天宇航空發動機維修有限公司	德國MTU公司	50%
廣州南聯航空食品有限公司	香港銳聯投資(中國)有限公司	49%
珠海航空有限公司	珠海格力集團有限公司	40%
汕頭航空有限公司	汕頭航空投資股份有限公司	40%
廣西航空有限公司	廣西斯壯股份有限公司	40%
貴州航空有限公司	貴州祥飛實業有限公司	40%
廈門航空有限公司	廈門建發集團有限公司	40%

附屬公司名稱	持有權益的人士	持有權益的人士所佔股權百分比
廣州飛機維修工程有限公司	洛克希德•馬丁國際航空服務公司	25%
	香港和記黃埔(中國)有限公司	25%
白雲新華(廣州)航空貨運服務公司	香港新華空運(香港)有限公司	30%
China Southern West Australian Flying College Pty Limited	南方航空(集團)公司	35%

除上文所披露者外，董事不知悉有任何其他人士於最後實際可行日期直接或間接實益擁有本集團任何成員公司已發行股本面值10%或以上或擁有任何與該等股本有關的購股權。

4. 專家資格

以下為提供本通函所載意見或建議的專家資格：

名稱	資格
工商東亞	根據香港法例第333章證券條例註冊的交易商

5. 同意書

工商東亞已就本通函的刊行發出其同意書，同意按其所載形式及涵義，轉載其致獨立董事委員會的函件，並引述其名稱，且迄今並無撤回。

6. 重大合約

本集團於緊接本通函刊發日期前兩年內並無訂立任何重大合約。

7. 訴訟

於最後實際可行日期，本集團並無涉入任何待決或威脅本集團任何成員公司的重大訴訟或糾紛。

8. 服務合約

概無董事與本集團任何成員公司訂立任何現有或建議服務合約(不包括於一年內屆滿或僱主可於一年內終止而毋須作出賠償(除法定賠償外)的合約)。

9. 重大不利變動

董事不知悉，本集團自二零零零年十二月三十一日(即本集團編製最近期刊發的經審核賬目之日)以來的財務或經營狀況有任何重大不利變動。

10. 備查文件

下列文件的副本可由即日起至2002年3月26日(包括該日)期間的一般辦公時間內，到本公司於香港的主要營業地點香港金鐘道95號統一中心9樓B1室索閱：

(a) 本公司的公司章程；

(b) 本公司截至一九九九年十二月三十一日及二零零零年十二月三十一日止年度的年報；

(c) 買賣協議；

(d) 獨立董事委員會致獨立股東的推薦建議函件，全文載於本通函第9頁；

(e) 工商東亞的意見書，全文載於本通函第10至第16頁；及

(f) 中鋒資產評估有限責任公司為資產編製的報告。

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By ______________________

Name: Su Liang

Title: Company Secretary

Date: February 20, 2002